UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) announces that it will hold its Annual General Meeting of Shareholders on April 18, 2017. The Company has established March 13, 2017 as the record date for the meeting. The convening notice and agenda for the meeting are attached as Exhibit 99.1 hereto.
In addition, on March 2 ,2017, the Company issued a press release announcing the declaration of an interim dividend, a copy of which is attached as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: March 2, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convening Notice and Agenda for Annual General Meeting of Shareholders
99.2	Press release of Orion Engineered Carbons S.A., dated March 2, 2017